1E 8/1/02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30530

Supplement for Month of August, 2002

Crayfish Co., Ltd.

(Translation of registrant's name into English)

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome, Toshima-ku, Tokyo 171-0014 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

Date: August 19, 2002

By: ______________________
Kazuhiko Muraki
President and Representative Director

News Release

Crayfish

FOR IMMEDIATE RELEASE

Update concerning Consolidation of Class Action Lawsuits

Tokyo/New York, July 26, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) (Crayfish or the Company), a provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today the current status of U.S. litigation filed against the Company September 8, 2000 in the United States District Court for the Southern District of New York, as disclosed by the Company in its press release of September 29, 2000.

On September 8, 2000, the first of eleven related lawsuits was filed against the Company, its CEO at the time, Hikari Tsushin Inc., and the Company's underwriters, Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co., in the United States District Court for the Southern District of New York. The lawsuits included allegations that during the course of its March 8, 2000 public offering of American Depositary Shares, the Company failed to disclose material facts about the decline in business of its principal shareholder and former business partner, Hikari Tsushin. The lawsuit included related allegations against the other defendants. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served on July 19, 2002. The consolidated amended complaint named Jenny Chang, Toshihiko Hagiwara, Toru Nakamichi, Meng Lin Sun, Leslie Helm, Dennis Varga, and Esther Wilhelm as lead plaintiffs for the class, and Ralph M. Stone (SHALOV STONE & BONNER LLP) and Stanford P. Dumain (MILBERG WEISS BERSHAD HYNES & LERACH LLP) as co-lead counsel. Plaintiffs seek damages, rescission, and costs and expenses of an unspecified amount. Crayfish is defending against this lawsuit but it is Company policy not to comment on the details of ongoing litigations.

Contact information:
Crayfish Co.,Ltd. (http://crayfish.co.jp)
Investor Relation Department
81-3-5957-0695

News Release

Crayfish

FOR IMMEDIATE RELEASE

Crayfish outsources its call center to CalltoWeb

Tokyo/New York, August 1, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today its board of directors has approved an agreement with CalltoWeb, Inc. ("CTW") whereby CTW will operate the Company's call center.

As part of management's ongoing measures to strengthen synergies with the Company's parent company, Hikari Tsushin, Inc. ("Hikari") and its affiliates, as mentioned in the Company's release of May 29, 2002, management has decided to outsource to CTW (a subsidiary of Hikari) the Company's in-house call center. CTW's operations include providing hosting and call center support for internet services.

Contact information:
Crayfish Co., Ltd.(http://www.crayfish.co.jp)
Investor Relation Department
81-3-5957-0695

Safe Harbor

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation: that the Company may be unable to retain existing customers and expand the size of its customer base, that it may be unable to develop an effective marketing channel, and the outcome of securities class action litigation against the Company.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

News Release

Crayfish

FOR IMMEDIATE RELEASE

Global Media Online to host Crayfish's DESKWING service

Tokyo/New York, August 1, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today that its board of directors has approved an agreement with Global Media Online Inc. ("GMO") whereby GMO will host its "DESKWING" service.

Crayfish's net income has shown significant improvement following its July 2001 business revival plan. As part of management's ongoing measures aimed at strengthening the Company's business model, clarifying management's mid-long term business outlook and maximizing enterprise value, management has decided to outsource to GMO the administration and maintenance of servers supporting DESKWING and related operations.

GMO is renowned as Japan's leading hosting company in support, reliability and overall customer satisfaction. The outsourcing agreement will help to ensure reliable service for the Company's DESKWING users, allow Crayfish to focus on developing new products and services for its core clients, Japan's small and mid-sized enterprises, and serve as an important step in the Company's mid-long term goal of becoming a valued information technology partner for Japan's SME's.

Contact information:
Crayfish Co., Ltd.(http://www.crayfish.co.jp)
Investor Relation Department
81-3-5957-0695

Safe Harbor

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation: that the Company may be unable to retain existing customers and expand the size of its customer base, that it may be unable to develop an effective marketing channel, and the outcome of securities class action litigation against the Company.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

Crayfish

CONTACT IN JAPAN
Crayfish Co., Ltd.
Kazuhiko Muraki
Chief Executive Officer
ir@crayfish.co.jp
+81-3-5957-0644

Crayfish Announces Financial Results For the 3rd Quarter Ended June 30, 2002 of FY 2002

Tokyo/NewYork, August 8, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) (hereinafter the "Company"), a provider of e-mail hosting services (servicemark "DESKWING") and other Internet-related services for small and medium-sized enterprises ("SME's"), today announced the results of its operations for the 3rd quarter ended June 30, 2002 of FY 2002. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for interim financial information.

3Q/FY02 Financial Highlights

For the three months ended June 30, 2002 and 2001

		(JPY) 3Q/FY02	(JPY) 3Q/FY01	(US $) 3Q/FY02
Total revenues		**636**	969	**5,305**
Income (loss) from operations		**286**	(333)	**2,386**
Net income (loss)		**278**	(1,168)	**2,323**
Net income (loss) per share	- **basic**	**27,148.39**	(94,764.66)	**226.52**
	- **diluted**	**27,135.16**	(94,764.66)	**226.41**

Notes:
1. In millions of yen and thousands of U.S. dollars except per share data.
2. U.S. dollar amounts have been translated at the rate of JPY 119.85=US$1, the spot rate of the U.S. Federal Reserve Bank on June 30, 2002.

3Q /FY02 in Review

Highlights of the Company's operating results and activities during 3Q/FY02 are as follows:

- **Net income posted for the third consecutive quarter**
- **Positive cash flow posted for the third consecutive quarter**
- **DESKWING service hosted by Global Media Online**
- **Call center outsourced to CalltoWeb**
- **Appointment of CEO and Directors**

Net income posted for the third consecutive quarter

The Company posted net income for 3Q/FY02 of JPY278 million, the third consecutive quarter of net income. Gains were mainly due to the positive effects of its "Business Revival Plan" commenced in July 25, 2001 and continued effective cost control and resource management. The Company had posted quarterly net income of

JPY572 million and JPY280 million in 1Q/FY02 and 2Q/FY02, respectively.

Positive cash flow posted for the third consecutive quarter

The Company generated positive cash flow for the third consecutive quarter in 3Q/FY02: JPY302million (net cash provided by operating activities); JPY728 thousand (net cash used in investing activities); JPY215 thousand (net cash used in financing activities); and JPY301 million (net increase in cash and cash equivalents).

DESKWING service hosted by Global Media Online

The Company outsourced to Global Media Online Inc. ("GMO") the administration and maintenance of servers supporting DESKWING and related operations on August 1, 2002. GMO is known as Japan's leading hosting company in support, reliability and overall customer satisfaction. The outsourcing agreement will help to ensure reliable service for the Company's DESKWING users and allow Crayfish to focus on developing new productsand services for its core clients.

Call center outsourced to CalltoWeb

As part of management's ongoing efforts to develop synergies with the Company's parent company, Hikari Tsushin, Inc. ("Hikari") and its affiliates, the Company outsourced to CalltoWeb, Inc. ("CTW"), a subsidiary of Hikari, the Company's in-house call center on August 1, 2002. CTW's operations include providing hosting and call center support for Internet services.

Appointment of CEO and Directors

At the board of directors meeting held immediately after the Extraordinary General Meeting of Shareholders on June 28, 2002, Mr. Kazuhiko Muraki became the Company's President and Representative Director, Mr. Fumio Komatsubara became a Director and CFO of the Company, and Mr. Masaaki Shimamura became a Director of the Company.

3Q /FY02 Financial Results

Revenues

Total revenues in 3Q/FY02 were JPY636 million, down 34.4% from JPY969 million in 3Q/FY01 and down 13.5% from JPY735 million in 2Q/FY02. The QoQ decrease in total revenues was attributable to a decline in subscribers.

Cost of Revenues

Total cost of revenues for 3Q/FY02 decreased 80.9% to JPY138 million from JPY724 million in 3Q/FY01, and fell 15.9% from JPY164 million in 2Q/FY02. The substantial YoY decline is mainly due to the termination of the Company' server leasing contract as discussed in the Company's releases of July 24 and 25, 2001. The QoQ decrease reflects a decline in subscribers.

Gross Profit

The Company recorded a gross profit of JPY498 million in 3Q/FY02, a 103.3% increase from JPY245 million in 3Q/FY01 and a 12.9% decrease from JPY572 million in 2Q/FY02. Gross profit margin for 3Q/FY02 was 78.3%, comparing favorably with 25.3% in 3Q/FY01 and 77.8 % in 2Q/FY02. The continued improvement in gross profit margin reflects a lower cost of revenues.

Operating Expenses

Total operating expenses in 3Q/FY02 fell 63.3% to JPY212 million from JPY577 million in 3Q/FY01, and dropped 36.9% from JPY336 million in 2Q/FY02. The substantial YoY decline is mainly due to the positive effects of restructuring on SG&A expenses, and R&D expenses described below.

Selling, general and administrative expenses dropped to JPY198 million in 3Q/FY02, down 37.3% from JPY316 million in 3Q/FY01 and 22.7% from JPY256 million in 2Q/FY02. The YoY decline is attributable to restructuring its external legal support system, and streamlining investor relation operations as announced in the Company's release of August 29, 2001. The QoQ decrease is attributable to reduced professional fees.

Research and development expenses in 3Q/FY02 declined to JPY12 million, down 94.8% from JPY232 million in 3Q/FY01 and 14.3% from JPY14 million in 2Q/FY02. The sizeable YoY decline is due to reductions in research and development expenses related to non-core operations as announced in the Company's release of August 29, 2001.

Income from Operations

Effective cost control and resource management has helped the Company to post income from operations of JPY286 million in 3Q/FY02. This figure compares favorably with a loss from operations of JPY333 million in 3Q/FY01 and income from operations of JPY235 million in 2Q/FY02.

Net Income

The Company recorded net income of JPY278 million in 3Q/FY02. This figure compares with a net loss of JPY1,168 million in 3Q/FY01 and net income of JPY280 million in 2Q/FY02.

Status of DESKWING Subscribers

During 3Q/FY02, the Company acquired a total of 160 new DESKWING subscribers, down 81.5% from 865 and down 18.4% from 196 in 2Q/FY02. Cancellations during 3Q/FY02 declined to 3,408, down 48.7% from 6,648 in 3Q/FY01 and down 30.6% from 4,908 in 2Q/FY02.

Table 1: Changes DESKWING Subscribers

	3Q FY02	2Q FY02	1Q FY02	4Q FY01	3Q FY01
New	**160**	196	235	597	865
Cancelled	**3,408**	4,908	7,759	4,651	6,648
Month-End Balance	**15,773**	19,021	23,733	31,257	35,310

Business Outlook

Overview

Since restructuring in September 2001, the Company has continued to focus on cost controls and resource management, resulting in net income for 3Q/FY02. The Company aims to offer a variety of products and services and to develop effective marketing channels.

The Company aims to offer new products and services to existing and prospective clients by identifying client needs through sales calls and client calls to the call center, and by working with third parties. Third party arrangements help to control product development costs and provide other benefits. For example, the Company has outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations. The outsourcing agreement allows the Company to control hosting costs, maintain reliable support for DESKWING users and makes available resources for offering new products and services. The Company also aims to develop effective marketing channels while controlling costs by working with third parties.

Using these and other strategies, the Company aims to increase revenue and profitability in line with its corporate principle of maximizing enterprise value.

Company Information

The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (servicemark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.

Corporate Headquarters:

Crayfish Co., Ltd.
6F., WICS Bldg. 2-2-1 Ikebukuro Toshima-ku, Tokyo 171-0014 Japan
Tel: +81-3-5957-0644

Forward-looking Statements

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation: that the Company may be unable to retain existing customers and expand the size of its customer base, that it may be unable to develop an effective marketing channel, and the outcome of securities class action litigation against the Company.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

Crayfish

CRAYFISH CO., LTD.
BALANCE SHEETS
(Unaudited)
As of June 30, 2002 and 2001 and September 30, 2001

(in thousands)

	June 30, 2002			June 30, 2001		September 30, 2001	
	US$ (Note3)	JPY	%	JPY	%	JPY	%
ASSETS							
Current assets:							
Cash and cash equivalents	134,471	16,116,399	96.6	14,931,274	69.0	14,429,199	92.4
Time deposit in bank	1,669	200,000	1.2	—	—	200,000	1.3
Restricted cash	125	15,000	0.1	2,510,000	11.6	—	—
Accounts receivable, net of allowance for doubtful accounts	255	30,522	0.2	24,864	0.1	30,714	0.2
Prepaid expenses and other current assets	597	71,588	0.4	526,714	2.5	383,335	2.5
Total current assets	137,117	16,433,509	98.5	17,992,852	83.2	15,043,248	96.4
Property and equipment, net	1,786	214,059	1.3	2,860,124	13.2	323,624	2.1
Investments in equity stock	0	1	0.0	33,250	0.1	33,250	0.2
Investments in an affiliate	—	—	—	514,115	2.4	127,374	0.8
Deposits	247	29,540	0.2	234,463	1.1	55,636	0.3
Other assets	6	763	0.0	1,363	0.0	26,530	0.2
Total assets	139,156	16,677,872	100.0	21,636,167	100.0	15,609,662	100.0
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities:							
Current portion of long-term debt	1	148	0.0	715,796	3.3	127	0.0
Accounts payable	352	42,136	0.2	250,101	1.2	174,369	1.1
Accounts payable due to related party	88	10,531	0.1	1,993	0.0	6,964	0.0
Deferred initial contract fee	39	4,731	0.0	—	—	9,556	0.1
Accrued liabilities	925	110,869	0.7	89,706	0.4	41,625	0.3
Total current liabilities	1,405	168,415	1.0	1,057,596	4.9	232,641	1.5
Long-term debt	1	91	0.0	1,563,507	7.2	215	0.0
Total liabilities	1,406	168,506	1.0	2,621,103	12.1	232,856	1.5
Common stock	67,253	8,060,325	48.3	8,051,825	37.2	8,058,075	51.6
Additional paid-in capital	56,188	6,734,095	40.4	18,821,393	87.0	18,805,670	120.5
Legal reserve	—	—	—	180	0.0	180	0.0
Retained earnings, since October 1, 2001	14,309	1,714,946	10.3	—	—	—	—
Accumulated deficit	—	—	—	(7,852,413)	(36.3)	(11,487,119)	(73.6)
Deferred stock compensation	—	—	—	(5,921)	(0.0)	—	—
Total shareholders' equity	137,750	16,509,366	99.0	19,015,064	87.9	15,376,806	98.5
Total liabilities and shareholders' equity	139,156	16,677,872	100.0	21,636,167	100.0	15,609,662	100.0

Crayfish

CRAYFISH CO., LTD.
STATEMENTS OF OPERATIONS
(Unaudited)
For the Nine Months Ended June 30, 2002 and 2001
(in thousands, except per share data)

	Nine Months Ended				
	June 30, 2002			June 30, 2001	
	US$ (Note3)	JPY	% of Sales	JPY	% of Sales
Revenues	20,045	2,402,382	100.0	4,548,435	100.0
Cost of revenues	4,007	480,168	20.0	2,978,310	65.5
Gross profit	16,038	1,922,214	80.0	1,570,125	34.5
Operating expenses:					
Selling, general and administrative expenses	5,263	630,787		1,468,433	
Research and development	364	43,628		985,068	
Loss sale or disposal of equipment, net	492	58,948		—	
Loss on termination of lease contracts	—	—		1,684	
Expenses related to litigation	92	11,006		141,177	
Expenses related to business restructuring	691	82,817		—	
Loss on impairment of purchased intangibile servicing asset	—	—		3,500,000	
Total operating expenses	6,902	827,186	34.4	6,096,362	134.0
Income (loss) from operations	9,136	1,095,028	45.6	(4,526,237)	(99.5)
Other income (expense):					
Interest income (expense), net	21	2,448		(52,008)	
Foreign exchange (gain) loss , net	(29)	(3,419)		25,153	
Gain (loss) on sale and write-off of investments	83	9,975		(193,750)	
Gain on redemption of investment in an affiliate, net	273	32,646		—	
Equity in loss of an affiliate	—	—		(85,885)	
Other expense, net	(29)	(3,518)		(242,548)	
Income (loss) from continuing operations before provision for income taxes	9,455	1,133,160	47.2	(5,075,275)	(111.6)
Provision for income taxes	24	2,850		5,241	
Gain (loss) from continuing operations	9,431	1,130,310	47.0	(5,080,516)	(111.7)
Loss from operations of discontinued business segments	—	—		(853,499)	
Net income (loss)	9,431	1,130,310	47.0	(5,934,015)	(130.5)
Net income (loss) per share-basic	US$ 919.83	JPY 110,241.88		JPY (581,916.25)	
-diluted	918.94	110,134.46		(581,916.25)	
Shares used in per share calculation-basic		10,253		10,197	
-diluted		10,263		10,197	

(in thousands, except per share data)

	Three Months Ended				
	June 30, 2002			June 30, 2001	
	US$ (Note3)	JPY	% of Sales	JPY	% of Sales
Revenues	5,305	635,839	100.0	968,718	100.0
Cost of revenues	1,153	138,228	21.7	723,760	74.7
Gross profit	4,152	497,611	78.3	244,958	25.3
Operating expenses:					
Selling, general and administrative expenses	1,653	198,143		315,752	
Research and development	101	12,064		231,856	
Expenses related to litigation	12	1,406		29,853	
Total operating expenses	1,766	211,613	33.3	577,461	59.6
Income (loss) from operations	2,386	285,998	45.0	(332,503)	(34.3)
Other income (expenses):					
Interest income (expenses), net	7	780		(11,264)	
Foreign exchange loss, net	(13)	(1,519)		(1,186)	
Loss on sale and write-off of investments	—	—		(193,750)	
Equity in loss of an affiliate	—	—		(85,885)	
Other expenses, net	(49)	(5,848)		(48,365)	
Income (loss) from continuing operations before provisions for income tax	2,331	279,411	43.9	(672,953)	(69.5)
Provisions for income taxes	8	950		3,341	
Loss from continuing operations	2,323	278,461	43.8	(676,294)	(69.8)
Loss from operations of discontinued business segments	—	—		(492,101)	
Net income (loss)	2,323	278,461	43.8	(1,168,395)	(120.6)
Net income (loss) per share-basic	US$ 226.52	JPY 27,148.39		JPY (94,764.66)	
-diluted	226.41	27,135.16		(94,764.66)	
Shares used in per share calculation-basic		10,257		10,214	
-diluted		10,262		10,214	

Crayfish

CRAYFISH CO., LTD.
STATEMENTS OF CASH FLOWS
(Unaudited)
For the Nine Months Ended June 30, 2002 and 2001
(in thousands)

	Nine Months Ended		
	June 30, 2002		June 30, 2001
	US$ (Note3)	JPY	JPY
Cash flows from operating activities:			
Net income (loss)	$ 9,431	1,130,310	(5,934,015)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Amortization of deferred compensation	—	—	(85,099)
Depreciation and amortization	690	82,739	725,839
Loss on sale or disposal of property	492	58,948	—
Gain from redemption of investment in an affiliate , net	(272)	(32,646)	193,750
Gain on sale of investments	(83)	(9,975)	—
Equity in loss of an affilliate	—	—	85,885
Changes in operating assets and liabilities:			
Accounts receivable	1	192	2,328
Accounts receivable due from related party	—	—	—
Prepaid expenses and other current assets	2,601	311,747	(89,216)
Other assets	215	25,768	1,461
Accounts payable	(1,103)	(132,233)	(45,436)
Account payable due to related party	29	3,567	—
Deferred initial contract fee	(40)	(4,825)	—
Accrued liabilities	578	69,243	(91,451)
Net cash provided by (used in) operating activities	12,539	1,502,835	(5,235,954)
Cash flows from investing activities:			
Investment in equity stock of an affiliate	—	—	(600,000)
Deposits	218	26,096	(1,776)
Short-term loans	—	—	(38,187)
Proceeds from sale of investment	1,696	203,245	—
Proceeds from sale of property and equipment	9	1,050	—
Acquisition of property and equipment	(277)	(33,172)	(460,669)
Acquisition of investment in security	(0)	(1)	(195,100)
Net cash provided by (used in) investing activities	1,646	197,218	(1,295,732)
Cash flows from financing activities:			
Principal payments on capital leases	(1)	(103)	(987)
Proceeds from issuance of stock options exercised	19	2,250	6,937
Increase in restricted cash	(125)	(15,000)	(1,560,000)
Net cash used in financing activities	(107)	(12,853)	(1,554,050)
Net increase (decrease) in cash and cash equivalents	14,078	1,687,200	(8,085,736)
Cash and cash equivalents at beginning of period	120,393	14,429,199	23,017,010
Cash and cash equivalents at end of period	$ 134,471	16,116,399	14,931,274

NOTES TO THE FINANCIAL STATEMENTS

1. Business Organization and Restructuring

Nature of operations

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see Risk of business concentration in Note 2).

Discontinued operations and business restructuring

At a June 20, 2001, special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its records and prepares its financial statements in accordance with accounting principles generally accepted in Japan ("Japan GAAP"). Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory accounts.

Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of operations.

Financial instruments

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.

The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.

Derivative financial instruments

Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company enters into forward exchange contracts to obtain foreign currencies, mainly the U.S. dollar (US$), at specified rates based on expected future cash flows for each currency. The Company does not hold derivative financial instruments for trading purposes.

The Company has not entered into any derivative contracts since August 2000 and as of June 30, 2002, the Company had no outstanding derivative contracts.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term, generally 3 to 7 years. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

Long-lived assets

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

Risks and uncertainties

Risk of business concentration:

As mentioned in "Nature of Operations" in Note 1, the Company previously had three main revenue generating businesses: The Deskwing hosting service, Other Hosting services, and System Development services.

Currently, the Company concentrates its resources on Deskwing and its related services and the Company's business is concentrated in the Deskwing hosting service.

Risk of cash concentration:

At June 30, 2002, the Company maintained ¥16,331 million in deposits with banks, which represented 97.9% of total assets of the Company, and included a ¥200 million time deposit. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to ¥10 million and related unpaid interest, for time deposits starting from April 2002 and for savings and checking starting from April, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

Revenue recognition

Deskwing hosting service:

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 18 months.

Stock-based compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for

Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differenc es between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Advertising and promotional costs

The Company expenses advertising and promotional costs as they are incurred.

Computation of earnings per share

Basic earnings (net loss) per share is computed by dividing net income (net loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to included the potentially dilutive effect of the outstanding stock options and warrants. When the Company incurs net loss, the options and warrants are not included in the computation of diluted net loss, as such options and warrants were antidilutive.

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company has had no amounts categorized as other comprehensive income since the Company has been incorporated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform to the presentation of the third quarter ended June 30, 2002 and to present the information of segments discontinued during the forth quarter in the year ended September 30, 2001. These reclassifications have no effects on previously reported net loss and shareholders' equity.

3. U.S. Dollar Amounts

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at June 30, 2002, which was ¥119.85 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. The Elimination of Accumulated Deficits

At the regular shareholders' meeting held on December 20, 2001, shareholders approved, pursuant to the

Code, elimination of the accumulated deficit of ¥12,071,755 thousand ($100,724 thousand) as of September 30, 2001, as recorded in the statutory book of accounts, using ¥12,071,575 thousand ($100,724 thousand) of additional paid-in capital and ¥180 thousand ($2 thousand) of legal reserves. As a result, the entire deficit as of October 1, 2001 recorded in the statutory book was eliminated.

However, different accounting policies applied to the preparation of financial statements based on U.S. GAAP and Japan GAAP, mainly an accounting treatment for stock issuance cost, which is expensed as incurred under Japan GAAP and is deducted from additional paid-in capital under U.S. GAAP. As of September 30, 2001, the Company suffered accumulated deficit of ¥11,487,119 thousand under U.S. GAAP and after the entire deficit of ¥12,071,755 thousand recorded in the statutory book was eliminated, retained earnings of ¥584,636 thousand has been recognized under U.S. GAAP.

FOR IMMDEDIATE RELEASE

Change in Shareholdings of Major Shareholder

Tokyo/New York, August 19, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today that there has been an increase in the number of shares held by M&A Consulting, Inc.

As of June 30, 2002, M&A Consulting, Inc. held 1,010 Crayfish shares representing 9.85% of the Company's total outstanding shares. As of August 8, 2002, M&A Consulting, Inc. held 1,127shares representing 10.99% of the Company's total outstanding shares.

About Crayfish

Founded in 1995, Crayfish Co., Ltd. (CRFH) of Tokyo, Japan, is a provider of e-mail services to small and medium-sized businesses in Japan, offering customized, reliable and expandable e-mail services and Internet solutions under the brand name "DESKWING". Crayfish has its American Depository Receipts (ADRs) listed on NASDAQ National Market (ticker: CRFH) in the USA, and its common shares listed on MOTHERS (ticker: 4747) in Japan. Crayfish Co., Ltd. headquarters is located at WICS Bldg. 6F, Ikebukuro 2-2-1, Toshima-ku, Tokyo 171-0014, Japan.

Contact information:

Crayfish Co., Ltd.(http://www.crayfish.co.jp)

Investor Relation Department

81-3-5957-0695